UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 13)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

December 18, 2012
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 22

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,486,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,486,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,486,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 3 of 22

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,486,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,486,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,486,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 4 of 22

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,974,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,974,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,974,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 5 of 22

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,974,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,974,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,974,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 6 of 22

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,398,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,398,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,398,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 7 of 22

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,398,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,398,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,398,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (*)
14	TYPE OF REPORTING PERSON PN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 8 of 22

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,398,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,398,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,398,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 9 of 22

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,460,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,460,902
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,460,902
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9% (*)
14	TYPE OF REPORTING PERSON CO

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 10 of 22

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,859,889
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,859,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,859,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.4% (*)
14	TYPE OF REPORTING PERSON IN

(*) See Item 5 for discussion of calculation of percentage ownership.

CUSIP No. 41146A106	SC 13D	Page 11 of 22

Item 1. Security and Issuer.

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by the undersigned to amend and restate in its entirety the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011, Amendment No. 6, filed on March 10, 2011, Amendment No. 7, filed on May 16, 2011, Amendment No. 8, filed on May 23, 2011, Amendment No. 9, filed on February 1, 2012, Amendment No. 10, filed on March 14, 2012, Amendment No. 11, filed on June 18, 2012 and Amendment No. 12, filed on December 14, 2013 (as amended and restated, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 27th Floor, New York, New York 10022.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Global Opportunities Breakaway Ltd. (the “Breakaway Fund”); Harbinger Capital Partners II LP (formerly Global Opportunities Breakaway Management, L.P.) (“HCP II”), the investment manager of the Breakaway Fund; Harbinger Capital Partners II GP LLC (formerly Global Opportunities Breakaway Management GP, L.L.C.) (“HCP II GP”), the general partner of HCP II; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. The Breakaway Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. Each of Harbinger LLC, HCPSS, HCP II GP and Harbinger Holdings is a Delaware limited liability company. Each of the Special Fund and HCP II is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, HCP II, HCP II GP, Harbinger Holdings and Philip Falcone is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, Federal or state securities laws or finding any violation with respect to such laws.”

CUSIP No. 41146A106	SC 13D	Page 12 of 22

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 81,486,377 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 81,486,377 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 17,974,525 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 17,974,525 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 10,398,987 Shares.

As of the date hereof HCP II may be deemed to beneficially own 10,398,987 Shares.

As of the date hereof HCP II GP may be deemed to beneficially own 10,398,987 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 99,460,902 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 109,859,889 Shares.

As described in Item 4 below, as a result of the consummation of the transactions contemplated by the Underwriting Agreement, dated December 13, 2012 (the “Underwriting Agreement”), by and among the Master Fund, the Special Fund and the Breakaway Fund (collectively, the “Harbinger Parties”), the Issuer and Jefferies & Company, Inc., the Harbinger Parties sold to the underwriters an aggregate of 20,000,000 Shares of Common Stock of the Issuer.”

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Merger Agreement

On July 9, 2009, the Reporting Persons purchased 9,937,962 shares of common stock, or 51.6%, of the shares of Zapata Corporation’s (“Zapata”) common stock, from The Malcolm I. Glazer Family Limited Partnership, and certain members of the Glazer family. On August 26, 2009, the Reporting Persons purchased an additional 12,099 Shares from another member of the Glazer family, resulting in a total of 9,950,061 shares, or 51.6% of Zapata’s shares of common stock. These transactions are referred to as the “Harbinger Purchase Transaction.”

On November 3, 2009, following the adoption by Zapata’s Board of Directors of an Agreement and Plan of Merger (the “Merger Agreement”) between Zapata and the Issuer, the Reporting Persons authorized and approved, upon the terms and conditions set forth in the Merger Agreement, the merger of Zapata with and into the Issuer (the “Reincorporation Merger”) which resulted in the Issuer being the successor corporation and continuing the business of Zapata.

CUSIP No. 41146A106	SC 13D	Page 13 of 22

Exchange Agreement.

On September 10, 2010, the Harbinger Parties and the Issuer entered into a Contribution and Exchange Agreement (the “Exchange Agreement”), pursuant to which, the Issuer agreed to issue an aggregate of 119,909,830 Shares to the Harbinger Parties in exchange for an aggregate of 27,756,905 shares of common stock (the “Contributed Shares”), par value $0.01 per share (the “SBH Shares”), of Spectrum Brands Holdings, Inc. (“SB Holdings”), a Delaware corporation, or approximately 54.4% of the outstanding SBH Shares (approximately 54.1% of the SBH Shares on a fully diluted basis) (such transaction, the “Spectrum Brands Transfer”). The exchange ratio of 4.32 to 1.00 was based on the respective volume weighted average trading prices of the Shares ($6.33) and the SBH Shares ($27.36) on the New York Stock Exchange (the “NYSE”) for the 30 trading days from and including July 2, 2010 to and including August 13, 2010, the day HGI received the Harbinger Parties’ proposal for the Spectrum Brands Transfer.

On September 10, 2010, a special committee of the Issuer’s board of directors approved the Exchange Agreement and the transactions contemplated thereby, and recommended that the Issuer’s stockholders approve the issuance of the Shares pursuant to the Exchange Agreement.  On September 10, 2010, the Harbinger Parties, who held a majority of the Shares on that date, approved the issuance of the Shares pursuant to the Exchange Agreement by written consent in lieu of a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware.

On January 7, 2011, the Issuer and the Harbinger Parties consummated the transaction contemplated by the Exchange Agreement, pursuant to which (i) the Issuer issued an aggregate of 119,909,830 Shares to the Harbinger Parties in exchange for an aggregate of 27,756,905 SBH Shares and (ii) SB Holdings became the Issuer’s majority-owned subsidiary and SB Holdings’ results will be consolidated with the Issuer’s results in the Issuer’s financial statements.

On January 7, 2011, the Issuer and Harbinger LLC, an affiliate of the Harbinger Parties, issued a joint press release announcing the closing of the transactions contemplated by the Exchange Agreement (the “Closing Press Release”).

The foregoing description of the Closing Press Release is qualified in its entirety by reference to its full text, a copy of which is filed as Exhibit B to this Schedule 13D, and is incorporated herein by reference.

Registration Rights Agreement.

In connection with the Spectrum Brands Transfer, the Issuer and the Harbinger Parties entered into a registration rights agreement, dated as of September 10, 2010, (the “Registration Rights Agreement”) pursuant to which, the Harbinger Parties, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to (i) any and all Shares owned after the date hereof by the Harbinger Parties and their permitted transferees (irrespective of when acquired) and any Shares issuable or issued upon exercise, conversion or exchange of the Issuer’s other securities owned by the Harbinger Parties, and (ii) any of the Issuer’s securities issued in respect of the Shares issued or issuable to any of the Harbinger Parties with respect to the securities described in clause (i).

Under the Registration Rights Agreement, any of the Harbinger Parties may demand that the Issuer register all or a portion of such Harbinger Party’s Shares for sale under the Securities Act of 1933, as amended, so long as the anticipated aggregate offering price of the securities to be offered is (i) at least $30 million if registration is to be effected pursuant to a registration statement on Form S-1 or any similar “long-form” registration or (ii) at least $5 million if registration is to be effected pursuant to a registration statement on Form S-3 or a similar “short-form” registration.  Under the agreement, the Issuer is not obligated to effect more than three such “long-form” registrations in the aggregate for all of the Harbinger Parties.

The Registration Rights Agreement also provides that if the Issuer decides to register any Shares for its own account or the account of a stockholder other than the Harbinger Parties (subject to certain exceptions set forth in the agreement), the Harbinger Parties may require the Issuer to include all or a portion of their Shares in the registration and, to the extent the registration is in connection with an underwritten public offering, to have such Shares included in the offering.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to its full text, a copy of which is filed as Exhibit C to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 41146A106	SC 13D	Page 14 of 22

Transfer Agreement.

On March 7, 2011, the Issuer entered into a Transfer Agreement (the “Transfer Agreement”) with the Master Fund.  Pursuant to the Transfer Agreement, on March 9, 2011, (i) the Issuer acquired from the Master Fund a 100% membership interest in Harbinger F&G, LLC, a Delaware limited liability company (“HOM”), which is the buyer under the First Amended and Restated Stock Purchase Agreement, dated as of February 17, 2011 (the “Purchase Agreement”), between HOM and OM Group (UK) Limited (“OM Group”), pursuant to which HOM agreed to acquire for $350 million all of the outstanding shares of capital stock of Old Mutual U.S. Life Holdings, Inc., a Delaware corporation (“U.S. Life”), and (ii) the Master Fund transferred to HOM the sole issued and outstanding Ordinary Share of FS Holdco Ltd., a Cayman Islands exempted limited company (“FS Holdco”) (together, the “Insurance Transaction”).  In consideration for the interests in HOM and FS Holdco, the Issuer reimbursed the Master Fund for certain expenses incurred by the Master Fund in connection with the Insurance Transaction (up to a maximum of $13.3 million) and submitted certain expenses of the Master Fund for reimbursement by OM Group under the Purchase Agreement.

The foregoing descriptions of the Transfer Agreement and the Purchase Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of each document.  Copies of the Transfer Agreement and the Purchase Agreement are filed as Exhibit D and Exhibit E, respectively, and are incorporated herein by reference.

CUSIP No. 41146A106	SC 13D	Page 15 of 22

Securities Purchase Agreement

On May 12, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CF Turul LLC, an affiliate of funds managed by Fortress Investment Group LLC or its affiliates (the “Fortress Purchaser”), Wilton Re Holdings Limited (the “Wilton Purchaser”), PECM Strategic Funding L.P., Providence TMT Debt Opportunity Fund II, L.P. (and together with PECM Strategic Funding L.P., the “PECM Purchasers”, and together with the Fortress Purchaser and the Wilton Purchaser, the “PS Purchasers”), pursuant to which on May 13, 2011 the Issuer sold an aggregate of 280,000 shares of Series A Participating Convertible Preferred Stock of the Issuer (the “Preferred Stock”) to the PS Purchasers (the “Preferred Sale”).  As inducement to consummate the Preferred Sale, the Harbinger Parties, Harbinger Capital Partners LLC and Harbinger Capital Partners II LP (together with Harbinger Capital Partners LLC, the “HCP Entities”) entered into certain agreements with the PS Purchasers, which are discussed further below.

Corporate Opportunities Agreement.

On May 12, 2011, the Harbinger Parties and the HCP Entities (solely for the purpose of certain specified provisions of the Corporate Opportunities Agreement) entered into a letter agreement with Fortress Purchaser (the “Corporate Opportunities Agreement”), pursuant to which the Harbinger Parties agreed that for so long as (x) the Fortress Purchaser owns at least 10% of the Preferred Stock purchased on the date of the Preferred Sale or Shares of common stock issued upon the conversion of the Preferred Stock (such securities, the “Subject Securities”) and (y) the HCP Entities, Philip A. Falcone and other entities that the HCP Entities or Philip A. Falcone directly or indirectly controls, is controlled by or is under common control with (excluding the Issuer and its subsidiaries, but including the Harbinger Parties) (the “Harbinger Affiliates”) (i) collectively beneficially own at least 35% of the Issuer’s outstanding common stock or voting power (unless a greater percentage of the common stock or voting power is owned by a third party or group) or (ii) beneficially own at least 10% of the Issuer’s outstanding common stock or voting power and any of them are party to an investment management agreement with the Issuer or any of its subsidiaries, if any Harbinger Affiliate, desires to pursue a Restricted Potential Corporate Opportunity (as defined in the Corporate Opportunities Agreement) then such Harbinger Affiliate will first present such opportunity to the Issuer, provide the Issuer with a reasonable period of time to consider such opportunity and present such opportunity to the Board, including Independent Directors (as defined in the Corporate Opportunities Agreement).  If the Board decides to pursue a Restricted Potential Corporate Opportunity, certain entities managed by the Harbinger Affiliates would be entitled to invest (or otherwise participate) pro rata in the venture in accordance with the allocations provided in the Corporate Opportunities Agreement.

If the Board declines to pursue a Restricted Potential Corporate Opportunity (a “Declined Opportunity”), any Harbinger Affiliate is, unless the Board or the Independent Directors have declined the Restricted Potential Corporate Opportunity in reliance on Article X of the Issuer’s Certificate of Incorporation, free to pursue such Declined Opportunity itself or present it to any other person.

 In addition, subject to certain exceptions, the Harbinger Parties agreed that for so long as the Fortress Purchaser owns at least 10% of the Subject Securities, the Harbinger Affiliates will not, without the written consent of the Fortress Purchaser, amend or enter into any management agreement with the Issuer or any of its subsidiaries that provides for the payment of management fees by the Issuer and its subsidiaries to the Harbinger Affiliates in excess of $10,000,000 in the aggregate per annum (which amount is to be calculated in accordance with the terms of the terms of the Corporate Opportunities Agreement).

Tag-Along Agreement.

On May 12, 2011, the Harbinger Parties and the PS Purchasers entered into a letter agreement (the “Tag-Along Agreement”), pursuant which the Harbinger Parties agreed that at any time before the achievement of a Public Float Hurdle (as defined in the Tag-Along Agreement) and for so long as the PS Purchasers retain at least 75% of the Perferred Stock purchased on the date of the Preferred Sale (as calculated in accordance with the Tag-Along Agreement), subject to certain exceptions, if any of the Harbinger Affiliates desires to sell, assign, exchange, transfer or otherwise dispose of their Shares (“Transfer”) to a third party (x) in one or a series of related transactions not involving a public offering and that is not a sale to the public through a broker, dealer or market maker or (y) pursuant to a registered direct offering to one or more purchasers in an aggregate amount greater than the lesser of $5 million and 1% of the outstanding Shares, such Harbinger Affiliate would notify the PS Purchasers and their respective permitted transferees of such Transfer and the PS Purchasers and their respective affiliates would have the right and option, but not the obligation, to sell a certain number of their Shares to the proposed third party buyer in accordance with the terms of the Tag-Along Agreement.  On August 5, 2011, the Tag-Along Agreement was amended and restated to provide similar benefits to additional preferred stock investors.

CUSIP No. 41146A106	SC 13D	Page 16 of 22

In addition, the Harbinger Parties agreed that if at any time any Harbinger Affiliate proposes to purchase any shares of Preferred Stock (or Shares issued upon conversion of the Preferred Stock) from the Fortress Purchaser or any of its permitted transferees (a “Fortress Sale”), such Harbinger Affiliate would notify the PECM Purchasers and the Wilton Purchaser and their respective permitted transferees and each such person would have the right to sell to such Harbinger Affiliate a certain number of their shares of Preferred Stock (or Shares issued upon conversion of the Preferred Stock) (as determined in accordance with the terms of the Tag-Along Agreement) and at the same price and subject to the same terms and conditions as in the Fortress Sale.

The determination of whether to effect any sale of securities pursuant to the terms of the Tag-Along Agreement is in the sole and absolute discretion of the proposed seller of such securities.

The foregoing descriptions of the Corporate Opportunities Agreement and the Tag-Along Agreement do not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Corporate Opportunities Agreement and the Tag-Along Agreement, which are filed as Exhibit F and Exhibit G, respectively to this Schedule 13D and incorporated by reference herein.

Standstill Agreement

On June 28, 2011, the Issuer entered into a standstill agreement (the “Standstill Agreement”) with the Master Fund pursuant to which the Master Fund agreed that for a period of one year from the date of agreement, without the prior written consent of the Issuer and subject to certain limited exceptions specified therein, it will not and will cause each of its affiliates to not, directly or indirectly: (a) either individually or as part of a group, acquire, offer to acquire, or agree to acquire any securities (or beneficial ownership thereof) of SB Holdings; (b) other than with respect to certain existing holdings, form, join or in any way participate in a group with respect to any securities of SB Holdings; (c) effect, seek, offer, propose or cause or participate in (i) any merger, consolidation, share exchange or business combination involving SB Holdings or any material portion of B Holdings’ business, (ii) any purchase or sale of all or any substantial part of the assets of SB Holdings or any material portion of SB Holdings’ business; (iii) any recapitalization, reorganization or other extraordinary transaction with respect to SB Holdings or any material portion of SB Holdings business, or (iv) any representation on the board of directors of SB Holdings; (d) request in a manner requiring public disclosure by SB Holdings or resulting in public disclosure by the Master Fund that SB Holdings or any of its directors, officers, employees, representatives, advisors or agents amend or waive in any material respect the Standstill Agreement, SB Holdings’ certificate of incorporation or bylaws or any other agreements or other instruments relating to the Shares; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The Standstill Agreement has since expired.

The foregoing description of the Standstill Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit H to this Schedule 13D and incorporated by reference herein.

CUSIP No. 41146A106	SC 13D	Page 17 of 22

Shelf Registration Statement and Underwriting Agreement

On  March 13, 2012, the Issuer filed a shelf registration statement with the Securities and Exchange Commission under which the Harbinger Parties may sell in secondary offerings up to an aggregate of up to 25 million Shares over the next three years at prices, and on terms to be announced when, and if, such Shares are offered.

On December 13, 2012,  the Harbinger Parties entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc., as representative of the underwriters listed therein (the “Underwriters”), with respect to the offering of 20,000,000 Shares by the Harbinger Parties, at a price to the public of $7.50 per Share. The Harbinger Parties may also sell an aggregate of 3,000,000 additional Shares pursuant to an over-allotment option in favor of the Underwriters, which is exercisable at any time during the next 30 days.  The Shares were offered under the shelf registration and pursuant to the Registration Rights Agreement.  Reference is made to the registration statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission (Registration No. 333-180070).

Concurrently with the execution of the Underwriting Agreement, the Harbinger Parties agreed to a lock-up agreement (a form of which is attached as Exhibit J hereto, the “Lock-up Agreement”) with the Underwriters.  Pursuant to the Lock-up Agreement, the Harbinger Parties agreed that, for a period of 90 days from the public offering date set forth on the final prospectus, and subject to certain exceptions specified therein, they would not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Shares (including, without limitation, Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission  (other than Shares deemed to be beneficially owned by the undersigned solely as a result of the undersigned being a member of a “group” as such term is defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) and Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Shares (other than the Shares offered in the offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or securities convertible into or exercisable or exchangeable for Shares or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing, for a period commencing on the date hereof and ending on the 90th day from the public offering date set forth on the final prospectus. As set forth in the Lock-up Agreement, the lock-up period may be extended beyond the 90-day period under certain circumstances.

The Harbinger Parties completed their registered public offering of 20,000,000 shares of Common Stock of the Issuer on December 18, 2012.

The foregoing description of the Underwriting Agreement and Lock-up Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Underwriting Agreement and Lock-up Agreement, which are filed as Exhibit I and Exhibit J, respectively, to this Schedule 13D and are incorporated by reference herein.

Other Plans and Proposals.

As of the date hereof, the Reporting Persons own a majority of the outstanding Shares.  Certain present and former officers and employees of the Reporting Persons serve as directors and officers of the Issuer. As a result, subject to the terms of the agreements and arrangements discussed in this Schedule 13D and for as long as such agreements and arrangements remain in effect or are otherwise applicable to the Reporting Persons, the Reporting Persons will have the ability to exert substantial influence or actual control over the Issuer’s management policies and affairs, will control the outcome of any matter submitted to the Issuer’s stockholders, including amendments to the Issuer’s Certificate of Incorporation and By-laws (such documents, together, the “Organizational Documents”), any proposed merger or other business combinations involving the Issuer, the Issuer’s financing, consolidation or sale of all or substantially all of the Issuer’s assets and other corporate transactions and will have the ability to elect or remove a majority of the Issuer’s directors.

CUSIP No. 41146A106	SC 13D	Page 18 of 22

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)−(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, subject to the terms of the agreements and arrangements discussed elsewhere in this Schedule 13D, and for as long as such agreements and arrangements remain in effect or are otherwise applicable to the Reporting Persons, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, dispose of  additional Shares or other securities of the Issuer; (ii) pledge, encumber, provide a security interest, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) raise capital or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors or officers of the Issuer; (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.”

Item 5.   Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety with the following:

“References to the percentage ownership of Shares in this Schedule 13D is based on the 140,186,935 Shares of Common Stock outstanding as of November 22, 2012 by the Issuer in the Issuer’s Annual Report on Form 10-K filed with the SEC on November 27, 2012 and does not give effect to the conversion of the Company’s outstanding shares of Series A Participating Preferred Stock (the “Series A Shares”) and Series A-2 Participating Preferred Stock (the “Series A-2 Shares,” and together with the Series A Shares, the “Preferred Stock”) and the limitation on voting by the Preferred Stockholders prior to receipt of certain regulatory approvals (the Preferred Stock may be voted only up to 9.9% of the Common Stock by any one holder). The Preferred Stock is entitled to vote with the Issuer’s shares of Common Stock on an as-converted basis on all matters submitted to a vote of Common Stock. Each share of Preferred Stock may be converted into common stock based on the applicable conversion price.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 81,486,377 Shares, constituting 58.1% of the Shares.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 81,486,377 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 81,486,377 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 81,486,377 Shares, constituting 58.1% of the Shares of Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 81,486,377 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 81,486,377 Shares.

Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 17,974,525 Shares, constituting 12.8% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,974,525 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,974,525 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 17,974,525 Shares, constituting 12.8% of the Shares.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 17,974,525 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 17,974,525 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

CUSIP No. 41146A106	SC 13D	Page 19 of 22

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 10,398,987 Shares, constituting 7.4% of the Shares.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,398,987 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,398,987 Shares.

The Breakaway Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II may be deemed to be the beneficial owner of 10,398,987 Shares, constituting 7.4% of the Shares.

HCP II has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,398,987 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,398,987 Shares.

HCP II specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCP II GP may be deemed to be the beneficial owner of 10,398,987 Shares, constituting 7.4% of the Shares.

HCP II GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,398,987 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,398,987 Shares.

 HCP II GP specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 99,460,902 Shares, constituting 70.9% of the Shares.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 99,460,902 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 99,460,902 Shares.

Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 109,859,889 Shares, constituting 78.4% of the Shares.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 109,859,889 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 109,859,889 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.”

CUSIP No. 41146A106	SC 13D	Page 20 of 22

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 6 is amended and restated in its entirety as follows:

“On June 14, 2012, the Master Fund refinanced and replaced its existing portfolio financing with a new portfolio financing arrangement.  In connection therewith, the Master Fund pledged all of its Shares and the securities of certain other issuers that it owns to secure its obligation under the financing arrangement.  Pursuant to an Option Agreement, dated June 15, 2012, (the “Option Agreement”), the Master Fund has also granted to the pledgee the right to purchase an aggregate of up to $50 million in value of its Shares and the securities of certain other issuers that it owns, which may be exercised at any time prior to June 14, 2014. If the pledgee decides to purchase the Shares, it may do so at a price of $6.50 per Share until June 14, 2013 and $7.00 per Share until June 14, 2014. The foregoing descriptions of the Option Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit K to this Schedule 13D and is incorporated herein by reference.

To the knowledge of the Reporting Persons, other than the arrangements described above, there are no arrangements, including any pledge by any person of securities of the Issuer or any of its parents, the operation of which may at a subsequent date result in a change of control of the Issuer, other than ordinary default provisions that may be contained in the Issuer’s certificate of incorporation or bylaws, or trust indentures or other governing instruments relating to the securities of the Issuer.

See Item 4 for a description of other agreements by the Reporting Persons with respect to the Shares.”

 Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Closing Press Release (incorporated by reference from Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on January 7, 2011 with the Securities and Exchange Commission (“SEC”))

Exhibit C:	Registration Rights Agreement (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 14, 2010 with the SEC)

Exhibit D:	Transfer Agreement (incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 21, 2011 with the SEC)

Exhibit E:	Purchase Agreement (incorporated by reference from Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed on March 10, 2011 with the SEC)

Exhibit F:	Corporate Opportunities Agreement (incorporated by reference from the form filed as Exhibit D to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 13, 2011 with the SEC)

Exhibit G:	Tag-Along Agreement (incorporated by reference from the form filed as Exhibit C to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 13, 2011 with the SEC)

Exhibit H:	Standstill Agreement (incorporated by reference from Exhibit B to the Issuers Amendment No. 9 to the Schedule 13D/A filed on February 1, 2012 with the SEC)

Exhibit I:	Underwriting Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on December 14, 2012 with the SEC)

Exhibit J:	Form of Lock-Up Agreement (incorporated by reference from Exhibit D to the Issuer’s Amendment No. 12 to the Schedule 13D/A filed on December 14, 2012 with the SEC)

Exhibit K:	Option Agreement (incorporated by reference from Exhibit B to the Issuer’s Amendment No. 11 to the Schedule 13D/A filed on June 18, 2012 with the SEC)

CUSIP No. 41146A106	SC 13D	Page 21 of 22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	SC 13D	Page 22 of 22

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

December 19, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

December 19, 2012

A-2